UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

P&F Industries, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

692830508

(CUSIP Number)

Andrew E. Shapiro Lawndale Capital Management, LLC 591 Redwood Highway, Suite 2345 Mill Valley, CA 94941 415-389-8258	Christopher J. Rupright, Esq. Shartsis Friese LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 10, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 692830508

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lawndale Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	XX
(b)	______

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 351,000
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 351,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	351,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	9.7%

14.	Type of Reporting Person (See Instructions)

OO, IA

CUSIP No. 692830508

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Andrew E. Shapiro

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	XX
(b)	______

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 351,000
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 351,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	351,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	9.7%

14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 692830508

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Diamond A Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	______
(b)	______

3.	SEC Use Only

4.	Source of Funds (See Instructions)	WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 293,400
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 293,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	293,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	8.1%

14.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 692830508

Item 1.                      Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of P&F Industries, Inc. (the "Issuer").  The principal executive office of the Issuer is located at 445 Broadhollow Road, Suite 100, Melville, NY  11747.

Item 2.  Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	Lawndale Capital Management, LLC ("Lawndale" or "LCM");
Andrew E. Shapiro ("Shapiro"); Diamond A Partners, L.P. ("DAP")
(collectively, the "Filers").

DAP is filing this statement jointly with the other Filers, but not as a member of a group and expressly disclaims membership in a group.  Lawndale and Shapiro disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein.

(b)	The business address of the Filers is
591 Redwood Highway, Suite 2345, Mill Valley, CA 94941.

(c)	Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
LCM is the investment adviser to and the general partner of DAP, which is an investment limited partnership. Shapiro is the sole manager of LCM.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Shapiro is a citizen of the United States of America.

CUSIP No. 692830508

Item 3.                      Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
LCM	Funds under Management (1)	$1,135,004.57
DAP	Working Capital	$897,137.67
(1)  Includes funds of DAP invested in Stock.

Item 4.                      Purpose of Transaction

As disclosed in prior filings, the Filers ("Lawndale") have been in contact with P&F Industries ("PFIN") management and members of PFIN’s Board of Directors (the “Board”) regarding certain operational and corporate governance concerns that include, but are not limited to, what Lawndale believes to be excessive compensation paid to PFIN’s Chairman and CEO, Richard Horowitz, for poor performance.  This leads to additional serious concerns Lawndale has regarding the Board’s composition and independence.

In February 2010, Lawndale submitted the names and backgrounds of five highly qualified and independent individuals for possible addition to P&F’s Board.  Around May 4, 2010, PFIN mailed proxies for its 2010 Annual Meeting containing only its current board members as nominees for election to new 3-year terms.  On May 25, 2010, Lawndale sent PFIN’s Board a letter (the “May 2010 Letter”, a copy of which is attached as Exhibit 1 hereto, and incorporated by reference to this filing) informing them of Lawndale's intent to vote its shares, then equal to 7.5% of PFIN, to "Withhold” on the re-election of PFIN’s nominees.  The May 2010 Letter to PFIN’s Board set forth Lawndale’s rationale for its concerns and vote, the major points of which were that:

•	Horowitz’ compensation is wholly inappropriate for P&F’s small size and holding company structure

•           The only shareowner to benefit from the Horowitz era has been Horowitz

•           P&F’s board requires increased independence by means of new directors from outside “the club”

Leading independent proxy advisory services Proxy Governance and RiskMetrics both criticized P&F’s corporate governance (and in the case of Proxy Governance, its excessive CEO compensation as well) and recommended Withhold votes for its clients. Voting results from the June 3, 2010, Annual Meeting disclosed roughly 30% of the votes cast for each of the nominees were voted Withhold.

Subsequent to the 2010 Annual Meeting, PFIN has taken some rudimentary steps towards improving its corporate governance, including, on July 29, 2010, expanding its Board to nine directors by adding to its Board one of the five individuals recommended by Lawndale.

On September 17, 2010, Lawndale sent PFIN’s Board a letter (the “September 17th Letter”, a copy of which is attached at Exhibit B hereto, and incorporated by reference to this filing) informing them of Lawndale's increased ownership in PFIN and that Lawndale viewed PFIN’s changes to date as cosmetic. It is the view of Lawndale that a board comprised of qualified directors who are independent, and whose interests are better aligned with shareholders via meaningful purchased equity ownership, would more objectively and aggressively oversee the compensation and corporate acquisition and disposition decisions of PFIN.

In the September 17th Letter, Lawndale requested that PFIN’s Board:

•	Improve its independent composition and reduce its size by removing or replacing conflicted directors, particularly Director Dennis Kalick, one of Mr. Horowitz’ personal tax advisors

•	Consider strategic alternatives, including the sale of the company for a control premium to a synergistic buyer, prior to renewing Mr. Horowitz’ contract

•
Reduce or eliminate the egregious compensation terms such that any new contract with Mr. Horowitz contains lower “guaranteed” base compensation, greatly reduced supplemental profit sharing payments, and no “Golden Parachute” severance terms

Lawndale has offered to source additional director candidates to PFIN’s Board as needed, and requested a meeting or conference call with PFIN’s Board to discuss constructive actions to further improve corporate governance and maximize value for all P&F shareowners.

Lawndale believes the public market value of PFIN is undervalued by not adequately reflecting the value of PFIN’s business segments and other assets, including certain long-held real estate.

While Lawndale acquired the Stock solely for investment purposes, Lawndale has been and may continue to be in contact with PFIN management, members of PFIN’s Board, other significant shareholders and others regarding alternatives that PFIN could employ to maximize shareholder value. Lawndale may from time to time take such actions, as it deems necessary or appropriate to maximize its investment in the Company's shares. Such action(s) may include, but is not limited to, buying or selling the Company's Stock at its discretion, communicating with the Company's shareholders and/or others about actions which may be taken to improve the Company's financial situation or governance policies or practices, as well as such other actions as Lawndale, in its sole discretion, may find appropriate.

Item 5.                      Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers have effected the following transactions in the Stock since July 12, 2010.

Name	Purchase or Sale	Date	Number of Shares	Price Per Share

DAP	Purchase	7/19/2010	1,250	$2.1372
DAP	Purchase	8/10/2010	1,700	$2.0000
DAP	Purchase	8/11/2010	1,092	$1.9938
LCM	Purchase	8/11/2010	599	$1.9938
DAP	Purchase	8/12/2010	2,000	$2.0000
DAP	Purchase	8/13/2010	500	$2.0600
LCM	Purchase	8/13/2010	500	$2.0600
DAP	Purchase	8/18/2010	918	$1.9100
DAP	Purchase	8/24/2010	623	$1.8999
DAP	Purchase	8/31/2010	4,883	$1.9025
LCM	Purchase	8/31/2010	1,300	$1.9025
DAP	Purchase	9/1/2010	2,500	$1.8450
LCM	Purchase	9/1/2010	500	$1.8450
DAP	Purchase	9/7/2010	799	$1.7638
DAP	Purchase	9/8/2010	6,600	$1.7015
LCM	Purchase	9/8/2010	1,500	$1.7015
DAP	Purchase	9/10/2010	2,500	$1.7036
LCM	Purchase	9/10/2010	500	$1.7036
DAP	Purchase	9/13/2010	3,100	$1.6900
LCM	Purchase	9/13/2010	500	$1.6900
DAP	Purchase	9/14/2010	12,600	$1.6973
LCM	Purchase	9/14/2010	2,500	$1.6973
DAP	Purchase	9/15/2010	7,622	$1.6851
LCM	Purchase	9/15/2010	1,500	$1.6851
DAP	Purchase	9/16/2010	7,400	$1.7160
LCM	Purchase	9/16/2010	1,500	$1.7160

CUSIP No. 692830508

Item 6.Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

LCM is the general partner of its clients pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients.  Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7.                      Material to Be Filed as Exhibits

Exhibit A: Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.
Exhibit B: Letter to Board Members of P&F Industries, dated September 17, 2010.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated:           September 17, 2010

Lawndale Capital Management, LLC By: Andrew E. Shapiro, Manager	Diamond A Partners, L.P. By: Lawndale Capital Management, LLC General Partner By: Andrew E. Shapiro, Manager
Andrew E. Shapiro

EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of P&F Industries, Inc.  For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated:           February 2, 2010

Lawndale Capital Management, LLC By: Andrew E. Shapiro, Manager	Diamond A Partners, L.P. By: Lawndale Capital Management, LLC General Partner By: Andrew E. Shapiro, Manager
Andrew E. Shapiro

L a w n d a l e Capital Management, LLC

Andrew Shapiro
President

September 17, 2010

To the Board Members of P&F Industries:

Lawndale Capital Management, LLC, through the funds it manages, has added to its investment in P&F Industries, Inc. (“P&F” or the “Company”), and remains one of your largest independent shareowners.  Lawndale now owns 9.7% of the Company.  As you know, Lawndale has major concerns regarding the management of P&F by Chairman and CEO Richard Horowitz, as well as the managerial oversight and compensation provided by this Board (excluding its new independent director, Howard Brownstein.).  Our May 25, 2010 letter to the Board (the “May 2010 Letter”) articulated the following concerns:

•	Mr. Horowitz’ repeated execution failures, the result of which has been essentially zero growth in the Company’s tangible book value over his entire 14+ year tenure as Chairman and CEO.

•	The Company’s corporate governance, which has continued to egregiously compensate Mr. Horowitz, with no apparent accountability for his lengthy period of failure.

To further convey Lawndale’s disapproval, at this past June’s annual meeting of P&F shareowners, Lawndale voted its shares to “Withhold” on the re-election of your entire slate of directors.  We have attached a copy of the May 2010 Letter to assist you in reviewing the rationale for our concerns and vote, the major points of which were as follows:

•	For P&F’s small size and holding company structure, Horowitz’ compensation is wholly inappropriate

•	The only shareowner to benefit from the Horowitz era has been Horowitz

•	P&F’s board requires increased independence by means of new directors from outside “the club”

Leading independent proxy advisory services Proxy Governance and RiskMetrics have both criticized P&F’s corporate governance (and in the case of Proxy Governance, its excessive CEO compensation as well) and recommended Withhold votes for its clients.  Voting results from the June 3, 2010 Annual Meeting showed roughly 30% of the votes cast for each of the nominees were voted Withhold.  While this percentage is much higher than average for any company, it is more remarkable when considering that upwards of 35% of all of P&F shares are held by Mr. Horowitz, Board members, other affiliated entities, and family members of insiders.

We greatly appreciate the opportunity you provided us after the 2010 Annual Meeting to share our views with you in greater detail.  Furthermore, we acknowledge that the Board, in response to our criticisms and suggestions, has taken some rudimentary steps towards improving P&F’s corporate governance, as follows:

•	Replaced all members of the Compensation Committee with other legacy directors who are not fellow Glen Oaks Country Club members with Mr. Horowitz

•	Formed the position of Lead Independent Director

•	Eliminated an outdated by-law requiring that P&F’s Chairman be the CEO

•	Added Howard Brownstein, one of the highly qualified and independent individuals recommended by Lawndale, to the Board
However, we feel that, given the long tenure and social relationships of P&F’s legacy directors with Mr. Horowitz, change is cosmetic until this Board:

•	Takes more substantive steps in the near term to improve the Board’s true independent composition

•	Reduces or eliminates the egregious compensation terms provided to Mr. Horowitz under his current employment contract upon its expiration next year.

Improve the independent composition of P&F’s Board by removing or replacing additional conflicted directors

It is inefficient for a company as small as P&F to maintain and compensate a nine-person board.  While we are confident the addition of turnaround professional Howard Brownstein to the Board will be valuable and increase independence, P&F’s overall board composition remains excessively large and conflicted.  Three of the seven other non-management directors (Directors Dubofsky, Goldberg and Solomon) are long-time close personal friends of Mr. Horowitz, belonging to the same Glen Oaks Country Club.  Directors Goldberg and Solomon comprised the entire Compensation Committee that structured Mr. Horowitz’ employment contract.  In addition, last year P&F paid $545,000 in premiums and fees to Robert Dubofsky’s insurance brokerage firm.  A fourth director, Dennis Kalick, is one of Mr. Horowitz’ personal tax advisors.  From our review of tax returns of the foundations of Mr. Horowitz, his relatives, and other Company Board members, (some of which were signed by Director Kalick), we note that there exist many other identical charitable interests.

There is simply no justification for maintaining P&F’s board size to accommodate Mr. Kalick.  Mr. Kalick’s personal tax advice for Mr. Horowitz should come from private offices, and not at shareowner expense, directly or indirectly.  If indeed Mr. Kalick’s skill set is essential to P&F’s boardroom, then we can certainly find someone similarly experienced with no ties to Mr. Horowitz.  This person could then serve on Board committees as an independent director.  Furthermore, all of Mr. Horowitz’ fellow country club members should be considered for near-term replacement with new directors who are truly independent of any social, financial and charitable connections to Mr. Horowitz.

Reduce or eliminate the egregious compensation terms paid to Mr. Horowitz through company sale or new contract

It is a sure sign of weakness in a company’s corporate governance when its board approves unjustifiable compensation.  As detailed in our May 2010 Letter, Mr. Horowitz’ pay has extracted essentially all of P&F’s income available to shareowners over his lengthy tenure as CEO.  Arguably, such a long period of granting so much money to the exclusive benefit of the company’s largest shareowner has been a selective dividend, or possibly even a case of fiduciary breach in the form of corporate waste.  You can remedy this situation over the coming year, as Mr. Horowitz’ employment contract expires.

P&F is structured as a holding company with discrete manufacturing, import and distribution businesses, each with its own divisional operating head.  This very small company is also suffering under the weight of substantial fixed costs of being public.  Prior to renewing Mr. Horowitz’ contract, the Board ought to consider strategic alternatives, including the sale of the company for a control premium to a synergistic buyer, whose plans may not include Mr. Horowitz.

If the Board should decide to retain Mr. Horowitz and enter into a new employment contract, then that contract must contain several changes.  First and foremost, ‘guaranteed’ base compensation must be drastically reduced from present levels to reflect both (a) the Company’s small size and (b) the fact that Mr. Horowitz’ performance has been sub-par at best.  Furthermore, over the years, Mr. Horowitz has been provided substantial equity compensation, allowing him to become nearly a 30% shareowner.  When someone owns this much equity, he should not require continuation of excessive profit sharing incentives to be retained or to perform better.  In addition, a CEO with such a significant block of stock does not require the protection of “Golden Parachute” severance terms, paying several multiples of annual compensation upon a change of control.

As proxy advisor Proxy Governance discussed in their vote Withhold recommendation:

Far beyond the letter of the exchange standards, the spirit of director independence requires taking decisive action in the face of clear evidence there is a problem with management …. It seems clear that all shareholders other than the current CEO have long been poorly served by the incumbent board and management team.

Perhaps if P&F Compensation Committee members and most other directors were to purchase and own a meaningful amount of P&F stock, executive compensation at the Company would become more shareowner friendly.

Earlier this year, Lawndale submitted five highly qualified and independent individuals for possible addition to P&F’s Board.  Most of these individuals remain ready and willing to serve.  We would be happy to source additional director candidates to meet the evolving needs of your Board.

We believe it is in the best interests of P&F’s shareowners for you to work with us to expeditiously improve the Board’s composition.  We trust that a more independent Board will make decisions regarding P&F’s optimal path and Mr. Horowitz’ future role on that path with all shareowners in mind.  We request a meeting or conference call with you to discuss constructive actions to further improve corporate governance and maximize value for all P&F shareowners.

Thank you for your prompt consideration of these matters.  We look forward to working with you.

Sincerely,

Andrew Shapiro
President

Attachment – Letter to P&F Board of Directors dated May 25, 2010